



05043539

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

APR 28 2005

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8-42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CLARK & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1660 INTERNATIONAL DRIVE, SUITE 400
(No. and Street)

MCCLEAN	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HIMESH DHUNGEL, PHD (703) 288-5277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCDONALD, FOX & LUND, P.C.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1212	HOUSTON	TEXAS	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HIMESH DHUNGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CLARK & CO., as of DECEMBER, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

HIMESH DHUNGEL GENERAL PRINCIPAL
Title

Ronelle Denise DaCosta
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER HAMILTON CLARK & CO. as of DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition			(2)	$ 16,379	3480
2	Deduct ownership equity not allowable for Net Capital				(	3490
3	Total ownership equity qualified for Net Capital				16,379	3500
4	Add:					
	A Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B Other (deductions) or allowable credits (List)				-	3525
5	Total capital and allowable subordinated liabilities				16,379	3530
6	Deductions and/or charges:					
	A Total nonallowable assets from Statement of Financial Condition (Notes B and C)	(1) $ 3,300	3540			
	B Secured demand note deficiency	-	3590			
	C Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
	D Other deductions and/or charges	-	3610		3,300	3620
7	Other additions and/or allowable credits (List)				-	3630
8	Net capital before haircuts on securities positions				13,079	3640
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A Contractual securities commitments	$ -	3660			
	B Subordinated securities borrowings	-	3670			
	C Trading and investment securities:					
	1 Exempted securities	-	3735			
	2 Debt securities	-	3733			
	3 Options	-	3730			
	4 Other securities	-	3734			
	D Undue Concentration	-	3650			
	E Other (List)	-	3736		(	3740
10	Net Capital				$ 13,079	3750

(1) INVESTMENT NASD WARRANTS

(2) AGREED WITH AUDITED FINANCIAL STATEMENTS. NO MATERIAL DIFFERENCES NOTED.